

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 10, 2013

Act Securities Exchange Act
Section 14
Rule 14a-8
Public Availability 5/10/2013

Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Re: College Retirement Equities Fund ("Fund")
Shareholder Proposal of Sandra M. Fox

Dear Mr. Rollock:

In a letter dated March 22, 2013, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to omit from its proxy materials for its 2013 annual meeting a shareholder proposal submitted by Sandra M. Fox in a letter dated January 26, 2013.[1] The proposal provides:

> THEREFORE BE IT RESOLVED that the participants request that TIAA-CREF exclude health insurance companies from the portfolio fund of CREF-Social Choice, in accordance with reasonable expectations for socially responsible investing.

There appears to be some basis for your view that the proposal may be omitted from the Fund's proxy materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as relating to CREF's ordinary business operations.

Accordingly, the Division of Investment Management ("Division") will not recommend enforcement action to the Commission if the Fund omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission set forth in your letter.

Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented.





---

[1] We also received a letter submitted on behalf of the proponent dated March 27, 2013, and a letter from the Fund dated April 22, 2013.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6795.

Sincerely,



Deborah D. Skeens
Senior Counsel
Insured Investments Office

Attachment

cc: Sandra M. Fox

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.



FINANCIAL SERVICES
FOR THE GREATER GOOD®

Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
Tel: (212) 916-4218
Fax: (212) 916-6524
prollock@tiaa-cref.org

March 22, 2013

VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: College Retirement Equities Fund – 2013 Annual Meeting
Omission of Shareholder Proposal of Sandra M. Fox *et al.*

Dear Mr. Kotapish:

College Retirement Equities Fund ("CREF") intends to omit from its proxy statement and form of proxy ("2013 Proxy Materials") a shareholder proposal and supporting statement that were submitted to CREF by Sandra M. Fox ("Proponent"), dated January 26, 2013 ("Proposal"),[1] for CREF's 2013 annual meeting.[2] This letter provides notice to the staff ("Staff") of the Securities and Exchange Commission ("Commission") of CREF's intent to omit the Proposal.

CREF is subject to the non-profit corporation law of New York, regulation by various state insurance departments and is registered with the Commission as a diversified, open-end management investment company under the Investment Company Act of 1940, as amended.[3] CREF and Teachers Insurance and Annuity Association of America ("TIAA") form the principal retirement system for the nation's education and research

[1] Sandra M. Fox with Johanna W. H. van Wijk-Bos submitted the proposal for inclusion in the 2013 Proxy Materials, which is attached as Exhibit A. In the correspondence, the participants indicate that Sandra M. Fox will act as the lead filer.

[2] CREF expects to file definitive Proxy Materials on or about June 10, 2013.

[3] CREF has eight different investment accounts: the Stock Account, Social Choice Account, Growth Account, Global Equities Account, Equity Index Account, Money Market Account, Bond Market Account, and Inflation-Linked Bond Account.

communities. The financial services organization of which both companies are a part is sometimes referred to as "TIAA-CREF."[4]

The Proposal requests that the CREF Social Choice Account ("Account") exclude from its portfolio investments all health insurance companies because their practices, according to the Proposal, "result in spiraling healthcare costs, worsening health, premature loss of life, and bankruptcy for countless Americans." Specifically, the Proposal requests shareholder action on the following resolution:

> THEREFORE BE IT RESOLVED that the participants request that TIAA-CREF exclude health insurance companies from the portfolio fund of CREF-Social Choice, in accordance with reasonable expectations for socially responsible investing.

We believe that Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), permits CREF to omit the Proposal from the 2013 Proxy Materials based on three express exclusions: (1) the Proposal deals with a matter relating to CREF's ordinary business operations, and thus is excludable pursuant to subparagraph (i)(7) of Rule 14a-8; (2) the essential objective of the Proposal already has been substantially implemented, and thus the Proposal is excludable pursuant to subparagraph (i)(10) of Rule 14a-8; and (3) the Proposal is misleading in contravention of Rule 14a-9 under the Exchange Act, and thus is excludable pursuant to subparagraph (i)(3) of Rule 14a-8.

For these reasons, we request that the Staff confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its 2013 Proxy Materials.

Please be advised that, pursuant to paragraph (j) of Rule 14a-8, CREF simultaneously has notified the Proponent of its intent to omit the Proposal from its 2013 Proxy Materials by a copy of this letter.

I. ANALYSIS

A. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to CREF's ordinary business operations.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." This paragraph of the rule is captioned "management functions." The Commission has explained that the policy underlying the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a

[4] TIAA-CREF Investment Management, LLC, an indirect subsidiary of TIAA, serves as CREF's investment manager ("Investment Manager").

company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."[5]

1. The Proposal impermissibly seeks to subject fundamental management functions – the selection and ongoing assessment of portfolio investments – to an inappropriate level of shareholder oversight and micro-management.

As the Staff has recognized in numerous Rule 14a-8 no-action letters, "the ordinary business operations of an investment company include buying and selling portfolio securities."[6] Omitting the Proposal thus fits squarely within the purpose of the exclusion for "management functions."

The Proposal directs the Account to divest from, and prohibit future investment in, a specific industry – health insurance companies. By excluding the Account's ability to seek investment exposure to such a large industry, the Proposal would directly and materially limit investment discretion in a way that could impact adversely the risk/return characteristics of the Account. In this regard, the Proposal amounts to the micro-management of essential business functions by shareholders, which is exactly what the ordinary business or "management functions" exclusion under Rule 14a-8 is designed to prevent.[7] The argument for excluding the Proposal is particularly strong in this case, because the Proposal's supporting statement identifies specific issuers – Aetna, CIGNA, Coventry Health Care, Humana and WellPoint – as companies from which the Account should divest. The Staff previously has granted similar no-action assurance to CREF in connection with proposals relating to investments in specific portfolio companies under the

---

[5] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) ("Rule 14a-8 Release").

[6] College Retirement Equities Fund, SEC No-Action Letter (pub. avail. May 3, 2004) ("2004 CREF Letter"); *see also,* Morgan Stanley Africa Investment Fund, Inc., SEC No-Action Letter (pub. avail. Apr. 26, 1996) (noting that an investment company's ordinary business operations include "the purchase and sale of securities and the management of the [f]und's portfolio securities") and State Street Corp., SEC No-Action Letter (pub. avail. Feb. 24, 2009).

[7] The Staff has concurred on numerous occasions that exclusion of a proposal may be proper where the proposal attempts to subject technical aspects of a company's ordinary business operations to shareholder oversight. *See, e.g.,* Merck & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 23, 1997).

ordinary business exclusion.[8] The Staff also has allowed for exclusion when a group of specific companies or issuers of a discrete industry is at issue.[9]

It is notable that the Proposal requests that CREF exclude all health insurance companies from the investment portfolio of the Account, without regard to the judgment of CREF's Board of Trustees ("Board") or Investment Manager, and without regard to the specific business practices of any particular health insurance company. This distinguishes the Proposal from shareholder proposals that fundamentally defer to the judgment of a fund's board to establish policies for the evaluation of specific portfolio companies – for example, various "anti-genocide" proposals requesting that a fund's board "institute procedures" to avoid investments in companies that, "in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights."[10] In this case, the Proposal does not defer to the judgment of the Board to adopt, or the Investment Manager to implement, policies relating to investment in health insurance companies that engage in certain practices. Instead, the Proposal contemplates the exclusion of an entire industry of issuers from the Account, without permitting any Board discretion to review or establish policies, or flexibility for the Investment Manager to evaluate any particular company's business practices.

In addition, by mandating divestment from companies in a particular industry, the Proposal interferes with the Account's environmental, social, governance ("ESG") criteria for socially responsible investing. The ESG criteria are well-established, fully-disclosed, Board-approved policies of the Account. To the extent the Proponent disagrees with the Investment Manager's implementation of the ESG criteria, such disagreement only highlights why the Proposal should be excluded as infringing on CREF's "ordinary business operations," as such investment decisions are inherently a management function. Furthermore, the Proposal's demand for prompt divestment from the industry interferes with TIAA-CREF's detailed procedures relating to divestment decisions. All TIAA-CREF funds and accounts have historically followed a policy of engagement, when judged appropriate, over divestment because it is believed to be the "optimal strategy for changing

---

[8] *See, e.g.,* College Retirement Equities Fund, SEC No-Action Letter (pub. avail May 6, 2011) (finding that a proposal requesting that the board consider divestment from issuers with activities on the West Bank was excludable because it related to CREF's ordinary business operations); *see also* College Retirement Equities Fund, SEC No-Action Letter (pub. avail. Sep. 7, 2000) (finding that a proposal requesting divestment from a portfolio company that allegedly created environmental hazards was excludable because it related to CREF's ordinary business operations).

[9] College Retirement Equities Fund, SEC No-Action Letter (pub. avail. Mar. 31, 2005) ("2005 CREF Letter") (finding that exclusion was allowable where the proposal related to divestment of shares in a group of issuers).

[10] *See, e.g.,* Fidelity Aberdeen Street Trust, SEC No-Action Letter (pub. avail. Jan. 22, 2008).

the policies and practices of portfolio companies."[11] Here, the Proposal does not contemplate engagement with issuers prior to divestment. Indeed, TIAA-CREF's engagement over divestment policy is an integral part of TIAA-CREF's investment activities. The TIAA-CREF Policy Statement on Corporate Governance ("Policy Statement") states:

> "Our policy of engagement over divestment is a matter of principle that is based on several considerations: (i) divestment would eliminate our standing and rights as a shareholder and foreclose further engagement; (ii) divestment would be likely to have negligible impact on portfolio companies or the market; (iii) divestment could result in increased costs and short-term losses; and (iv) divestment could compromise our investment strategies and negatively affect our performance."[12]

In implementing this policy, CREF regularly communicates directly with numerous portfolio companies each year on matters of corporate governance and social responsibility, and has established policies and procedures that guide the selection of both portfolio companies and engagement objectives. As applied to the Account, the Proposal seeks to abrogate a fundamental management function and long standing corporate governance methodology of CREF, and completely bypass the engagement process by strictly excluding every health insurance company from the Account's investment portfolio. As a group, shareholders lack sufficient information about the entire health insurance industry to mandate these investment exclusions for the Account on behalf of all Account shareholders, and allowing this Proposal to proceed could subject specific business judgments to decision-making by referendum in the future. No socially responsible fund can be effectively managed if it is subject to annual referenda on its investment decisions or social screening methodology. In addition, if implemented, the Proposal would burden shareholders that rely on the Account's well-established and fully-disclosed social screening methodology by requiring that they take on watchdog roles in order to ensure that their investments are not impacted by the specific requests of shareholder factions.

Because the Proposal deals with matters that are fundamental to CREF's ordinary business operations, the Proposal may be excluded from CREF's proxy materials pursuant to Rule 14a-8(i)(7).

---

11 *See* TIAA-CREF Policy Statement on Corporate Governance, at 4 (6th ed. 2011) [*hereinafter* Policy Statement].

12 *Id.*

2. The proposal does not raise significant "social policy" issues that would justify an exception from the ordinary business exclusion.

We recognize the Commission's view that a shareholder proposal that relates to certain types of management functions may not be excludable under Rule 14a-8(i)(7) if the proposal "would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[13] That is not the case here. The Proposal does not raise a widely-accepted social policy that is appropriate for a shareholder vote. On the contrary, the Proposal targets an entire industry – health insurance companies – for allegedly engaging in unethical business practices. This is not the type of widely-accepted significant social policy that would transcend the ordinary business exclusion.

We recognize that many shareholders of operating companies have attempted to include proposals that promote healthcare reform in proxy materials. While the Staff historically has allowed the exclusion of such proposals,[14] more recently the Staff has declined to provide no-action assurance where proponents simply have asked companies to adopt broad principles supporting healthcare reform without requesting additional company action.[15] These later proposals differ significantly from the Proposal for two reasons.

First, the Proposal does not simply advocate for healthcare reform. It castigates the business practices of an entire industry – health insurance companies – and requests that the Account divest from, and prohibit future investments in, such industry regardless of the particular business practices of individual companies comprising the industry. Accordingly, the Proposal differs significantly from proposals where companies were asked to adopt broad policy statements in support of healthcare reform generally.

Second, in the healthcare reform proposals where the Staff declined to provide the requested no-action assurance, the proposals did not request additional company action beyond the adoption of broad principles relating to healthcare reform. In this case, the Proposal requires specific company action in the form of a categorical prohibition on

---

13 *See* Rule 14a-8 Release, *supra* note 5.

14 *See* Int'l Business Machines Corp., SEC No-Action Letter (pub. avail. Jan. 13, 2005) (the incoming letter stated "In all of those earlier [shareholder proposal exclusion cases] advocating or otherwise promoting national health care coverage or similar insurance, the [S]taff uniformly concurred with corporations that proposals on this subject could be omitted from their proxy materials under the ordinary business operations exclusion" *citing* Chrysler Corp., SEC No-Action Letter (pub. avail. Feb. 10, 1992) and Brunswick Corp., SEC No-Action Letter (pub. avail. Feb. 10, 1992)).

15 *See, e.g.*, CBS Corp., SEC No-Action Letter (pub. avail. Mar. 30, 2009), Boeing Co., SEC No-Action Letter (pub. avail. Feb. 5, 2008) and United Technologies Corp., SEC No-Action Letter (pub. avail. Jan. 31, 2008) (denying exclusion of a proposal that asked the board of a company to adopt principles for healthcare reform).

Account investments in an entire industry (*i.e.*, health insurance companies) – the very essence of the Account's day-to-day business operations (*i.e.*, the buying and selling of portfolio securities). A review of the Staff's responses to various healthcare reform proposals leads to the conclusion that the Staff distinguishes those proposals requesting a company adopt broad reform principles from proposals that contemplate further action from a company.[16] Accordingly, we do not believe that the Proposal qualifies as a significant "social policy" matter, and thus is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal may be excluded under Rule 14a-8(i)(10) because the essential objectives of the Proposal already have been substantially implemented.

Rule 14a-8(i)(10) permits omission of a shareholder proposal if "the company has already substantially implemented the proposal."

The Proposal calls on the Account to divest from, and prohibit future investment in, all health insurance companies because such companies allegedly engage in unethical business practices. The Account however, is already subject to well-established, transparent Board-approved ESG criteria that screen potential investments based, in part, on the issuer's business practices. Moreover, the Account also is subject to TIAA-CREF's policies for engagement with portfolio companies, when judged appropriate, on a broad range of matters including the ethical business practices of such portfolio companies, and divestiture when judged appropriate. Accordingly, the Account has substantially implemented the essential objectives of the Proposal.[17]

The Staff has stated that "a determination that [a] [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[18] Significantly, when applying the substantial implementation standard, a proposal need not be "fully effected."[19]

---

[16] *See, e.g.*, Wyeth, SEC No-Action Letter (pub. avail. Feb. 25, 2008) and CVS Caremark Corp., SEC No-Action Letter (pub. avail. Jan. 31, 2008) (permitting exclusion of a proposal that asked the board of a company to both adopt principles for healthcare reform and to report annually on how it is implementing those principles). *See also* Int'l Business Machines Corp., SEC No-Action Letter (pub. avail. Dec. 17, 2008) (permitting exclusion of a proposal requiring a company to provide shareholders with information about employee health benefits and to join other companies in supporting a national health insurance system).

[17] By way of background TIAA-CREF, organization-wide, has three strategies regarding socially responsible investing: (1) the incorporation of environmental, social and governance factors into investment analysis and portfolio construction, (2) shareholder advocacy, and (3) community investing. *See* Sustainable Investing at TIAA-CREF: 2012 Socially Responsible Investing Report, at 3 (2012).

[18] *See* Texaco Inc., SEC No-Action Letter (pub. avail. March 28, 1991).

[19] SEC Release No. 34-20091, 48 FR 35082 (August 16, 1983).

Rather, the Staff will grant no-action assurance when a company has implemented the *essential objective* of a proposal, even in cases where the company's actions do not fully comply with the specific dictates of the proposal.[20]

The Account engages MSCI, Inc., an independent research provider, for the purpose of providing the Account's ESG-eligible investments. All issuers must meet or exceed minimum ESG performance standards to be eligible for investment by the Account. The ESG screening process favors issuers that outperform on such criteria relative to peers. The ESG evaluation is industry-specific in that it identifies indicators key to the industry, which are then over-weighted in the analysis as compared to the broader range of potential comparative indicators. Underperformance on certain criteria metrics does not automatically cause an issuer to be excluded as an eligible investment for the Account. The ESG performance assessment reviews various industries and sectors, including health insurance companies, and often considers the types of issues identified in the Proposal. For example, in considering whether a particular health insurance company is managed in an "exemplary and ethical manner," the ESG assessment already takes into consideration controversies over policy cancellations, delayed or inaccurate reimbursements or other contract issues relating to insured persons. In fact, certain health insurance companies have been excluded from the Account due, in part, to the types of concerns raised by the Proponent. In addition to these procedures, TIAA-CREF's corporate governance group has established procedures for monitoring and, if appropriate, engaging portfolio companies, as well as divestment in rare circumstances.[21] Accordingly, these policies and procedures substantially address the main objective of the Proposal without implementing an overly-broad policy that would exclude all health insurance companies, even those that are not engaged in the practices cited by the Proponent.

In this case, the essential objective of the Proposal requests the Account not invest in health insurance companies because, according to the Proposal, such companies engage in unethical business practices, and therefore, in the Proponent's view, the entire health insurance industry should be ineligible when applying the Account's ESG criteria. The Account however, already has adopted procedures to review and determine eligibility for investments in the Account, including an assessment of the types of concerns raised by the Proposal. Accordingly, the Policy Statement and CREF's practices thereunder, in particular the Account's ESG criteria, address the Proposal's overarching essential objective – the Account's divestment from companies that are not "managed in an exemplary and ethical manner."[22] The fact that the Proponent disagrees with the implementation of these policies,

[20] *See, e.g.*, Freeport-McMoRan Copper & Gold, Inc., SEC No-Action Letter (pub. avail. Mar. 5, 2003) (company already had implemented a human rights policy, even though the specific elements of the policy did not meet the shareholder proponent's objectives); *see also* AMR Corp., SEC No-Action Letter (pub. avail. Apr. 17, 2000) and Kmart Corp., SEC No-Action Letter (pub. avail. Mar. 12, 1999).

[21] Policy Statement at 4.

[22] Proposal at 1 *citing* the Account's Prospectus dated May 1, 2012.

insofar as Account investments in health insurance companies are not categorically prohibited, does not change the fact that the essential objectives of the Proposal have been substantially implemented by the adoption of these policies. Accordingly, the Account's ESG criteria, and CREF's comprehensive corporate governance policies, compare favorably with the guidelines of the Proposal and implement the essential objective of the Proposal. Therefore, the Proposal may be excluded from CREF's 2013 Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal may be excluded under Rule 14a-8(i)(3).

An issuer may omit a shareholder proposal or supporting statement from its proxy materials under Rule 14a-8(i)(3) when the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) when it makes charges concerning improper, illegal, or immoral conduct or association without a factual basis.[23]

The Proposal includes factual assertions that are, in many cases, generalizations applied to every company in the health insurance industry. These assertions are highly controversial, are subject to widely differing views as to their accuracy and cannot be applied to the health insurance industry as a whole.[24] CREF could not include the Proposal in its 2013 Proxy Materials without providing a response. CREF however, does not believe it would be possible to provide a fair and balanced presentation on these facts and issues that would provide a basis for shareholders to reach an informed view on the merits of the Proposal. Even if it were possible to provide a balanced discussion of the facts asserted, CREF does not believe that the Commission's proxy rules are intended to subject issuers to the severe burdens and expense of attempting to make their proxy materials a full and fair forum for debate on the practices of health insurance companies. Due to the misleading nature of the Proponent's assertions, the Proposal is excludable pursuant to Rule 14a-8(i)(3).

II. CONCLUSION

In view of the fact that (1) the Proposal deals with matters relating to CREF's ordinary business operations, (2) the Proposal already is substantially implemented, and (3) it contains false and misleading statements, it is our opinion that CREF, in accordance with Rules 14a-8(i)(7), 14a-8(i)(10), and 14a-8(i)(3), is permitted to exclude the Proposal from its 2013 Proxy Materials. Based on the foregoing, CREF respectfully requests confirmation

---

[23] See Staff Legal Bulletin 14B (Sept. 14, 2004).

[24] For example, the Proposal asserts that the practices of health insurance companies "result in *spiraling healthcare costs, worsening health, premature loss of life, and bankruptcy for countless Americans*" (emphasis added).

from the Staff that it will not recommend enforcement action to the Commission if CREF excludes the Proposal from its 2013 Proxy Materials.

If the Staff disagrees with our conclusion that the Proposal may be excluded from CREF's 2013 Proxy Materials, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response. As required by Rule 14a-8(j), six copies of this letter and its attachments are enclosed and a copy is being forwarded concurrently to the Proponent.

Very truly yours,



Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
College Retirement Equities Fund

cc: Jeffrey S. Puretz, Esq. Dechert LLP
Thomas C. Bogle, Esq. Dechert LLP
Adam T. Teufel, Esq. Dechert LLP

Attachment:
Proposal (Exhibit A)

17063328

Exhibit A

6335 Morrowfield Avenue
Pittsburgh, Pennsylvania 15217

January 26, 2013

Phillip Rollock
Corporate Secretary
TIAA-CREF
730 Third Avenue
New York, New York 10017-3206

RE: Proposal for shareholders resolution

Dear Mr. Rollock:

Johanna W. H. van Wijk-Bos and I are submitting the enclosed proposal for a shareholders resolution regarding TIAA-CREF holdings in health insurance companies.

I am a participant with over $2000 invested with CREF continuously for over a year, and I plan to hold this investment at least until the time of the annual meeting. I will be present in person or by proxy at that meeting.

I am the lead filer of this proposal.

In addition to the proposal, please find enclosed the verification of shares owned and length of time owned by Johanna W.H. van Wijk-Bos and myself, as well as Johanna's verification that she plans to hold her investment at least until the time of the annual meeting.

Thank you for your attention to this matter.

Sincerely,



Sandra M. Fox

Enclosures


Louisville
Seminary

1044 Alta Vista Rd
Louisville, Kentucky 40205-1798

January 4, 2013-01-04

Phillip Rollock
Corporate Secretary
TIAA-CREF
730 Third Ave
New York, New York 10017-3206

Re: Proposal Shareholders Resolution

Dear Mr. Rollock

Enclosed you find the proposal for a shareholders resolution that I am submitting together with Sandra Fox, the lead filer for this resolution.

I also enclose the verification of shares owned by myself and hereby state my intent to hold my investment at least until the time of the annual meeting.

In addition, it is my intention to attend the annual shareholders meeting of this year in person or by proxy.

With regards



Johanna W.H.van Wijk-Bos

PROPOSAL OF SHAREHOLDER'S RESOLUTION TO TIAA-CREF

RE: CREF-SOCIAL CHOICE HOLDINGS IN HEALTH INSURANCE COMPANIES

Whereas, we and many other TIAA-CREF participants with holdings in CREF-Social Choice believe that these funds should be invested in socially responsible companies that do not routinely harm individuals and are "managed in an exemplary and ethical manner" (the latter is one of five social criteria listed in the TIAA-CREF Summary Prospectus as factors guiding fund inclusion);

Whereas the inclusion of Aetna, CIGNA, Coventry Health Care, Humana, and Wellpoint violates these expectations;

Whereas, there is ample evidence that the health insurance industry in this country routinely harms individuals and is rife with unethical behavior, as documented by Linda Peeno, M.D., who as a former medical reviewer testified about the harmful and unethical practices of the health insurance industry in 1996 and again on September 16, 2009, before the Oversight and Government Reform Committee;

Whereas, additional testimony has been provided by Wendell Potter, a former executive at both Humana and CIGNA, who wrote about the practices of these companies in his 2010 book *Deadly Spin: An Insurance Company Insider Speaks Out on How Corporate PR is Killing Health Care and Deceiving Americans*;

Whereas, Potter left CIGNA in 2008 after 20 years in the industry and testified to a U.S. Senate Commerce, Science, and Transportation Committee on June 24, 2009 that "insurance companies make promises they have no intention of keeping...flout regulations designed to protect consumers... make it nearly impossible to understand—or even obtain—information needed by consumers... routinely cancel the coverage of policy-holders who get sick, and ...'purge' small businesses when employees' medical claims exceed what underwriters expected (p. 11)";

Whereas, on June 17, 2009, health insurance executives from WellPoint, UnitedHealth Group, and Assurant testified before the U.S. House Subcommittee on Oversight and not only admitted to their company's practice of rescission , or cancelling people's insurance when they become very ill, but refused to stop the practice;

Whereas, health insurance companies make money by denying coverage, raising premiums, and increasing out-of-pocket costs, and spend 15-30% of the healthcare dollar on administrative overhead (including profit, exorbitant executive salaries, and marketing costs) compared to less than 2% for traditional Medicare;

Whereas, these practices result in spiraling healthcare costs, worsening health, premature loss of life, and bankruptcy for countless Americans;

Whereas, given the injustices perpetrated by this industry, it is no surprise that a majority of Americans support a Medicare for All system (Kaiser Health Tracking Poll, July 2009);

Whereas, a single-payer, Improved Medicare for All system would provide excellent coverage to all by taking the private health insurance companies out of the equation and putting the needs of patients before profit;

THEREFORE BE IT RESOLVED that the participants request that TIAA-CREF exclude health insurance companies from the portfolio fund of CREF-Social Choice, in accordance with reasonable expectations for socially responsible investing.

Submitted by:



Sandra M. Fox

Johanna W.H.van Wijk-Bos



6335 Morrowfield Ave.
Pittsburgh, PA 15217

March 27, 2013

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: College Retirement Equities Fund—2013 Annual Meeting
Rebuttal to TIAA-CREF's Request for Omission of Shareholder Proposal of Sandra M. Fox and Rev. Dr. Johanna W.H. van Wijk-Bos

Dear Mr. Kotapish:

I am writing on behalf of Rev. Dr. Johanna W. H. van Wijk-Bos and myself, co-signers of a Proposal for a Shareholders Resolution to TIAA-CREF regarding CREF-Social Choice Holdings in Health Insurance Companies. The purpose of this letter is to provide a rebuttal to the communication dated March 22, 2013 sent to you from Phillip T. Rollock, Senior Managing Director and Corporate Secretary of the College Retirement Equities Fund of TIAA-CREF. As you know, Mr. Rollock seeks omission of our proposal. Mr. Rollock's analysis requests exclusion of the proposal on the basis of three premises, with reference to allowances under Rule 14a-8 of the Securities Exchange Act of 1934:

1) that the proposal interferes with "CREF's ordinary business operations," subjecting "fundamental management functions... to an inappropriate level of shareholder oversight and micro-management" and "does not raise significant 'social policy' issues that would justify an exception from the ordinary business exclusion;"
2) that the proposal "may be excluded... because the essential objectives of the Proposal already have been substantially implemented;" and
3) that the proposal "contains false and misleading statements."

Regarding these premises, CREF-Social Choice is advertised as a socially responsible fund that adheres to specific social criteria for inclusion in the fund, including the criterion that companies be "managed in an exemplary and ethical manner" (TIAA-CREF Summary Prospectus). Certain industries are already excluded from this fund, such as tobacco, gambling, and alcohol. At a meeting arranged for us by TIAA-CREF, MSCI Inc., the vendor selected by CREF to rate companies for inclusion or exclusion in the fund, acknowledged that U.S. health insurance companies lack transparency and that it is particularly challenging to rate these companies (meeting with Eric Fernald and staff of MSCI, 88 Pine St., NYC, March 30, 2012). A copy of the Staff Report for Chairman Rockefeller, dated April 15, 2010, from the Committee on Commerce, Science, and Transportation's Office of Oversight and Investigations, called "Implementing Health Insurance Reform: New Medical Loss Ratio Information for Policymakers and

Consumers," confirms this lack of transparency and was one of several documents included in the folders provided to MSCI and TIAA-CREF staff in our face-to-face meetings with each group, March 30th and April 27th, 2012, respectively. According to the Staff Report:

> "Chairman Rockefeller sent letters to the 15 largest health insurers asking for more information about how these companies spend their policyholders' premium dollars... the largest for-profit health insurers resisted Chairman Rockefeller's request for medical loss ratio ...they informed the Committee that medical loss ratio information broken down by state and market segment was 'proprietary' and 'business sensitive.' These companies' failure to voluntarily provide this information was troubling because segmented medical loss ratios are extremely useful information for individuals or small businesses trying to purchase health insurance in a particular market."(p. 2)

For this reason, we take particular issue with the allegation that our proposal "contains false and misleading statements" and that our concern does not raise "social policy" issues. Certainly, the practices of health insurance companies, which significantly impact the lives of individuals and families, come under the category of "social policy." Congressional hearings on their behavior, most notably that of the common practice of "rescission" and denial of treatment, are known to have caused the premature death of individuals. Extensive investigative reporting by Lisa Girion of the LA TIMES has also documented this practice as commonplace throughout the industry, in spite of millions of dollars in fines (see, for example, "Health Insurers' Rescission Practices are Exposed to More Scrutiny," Jan. 2, 2010, and "Health Insurers Refuse to Limit Rescission of Coverage," June 17, 2009, both in the LA TIMES). The proposal references testimony given under oath by former executives who worked in the industry.

Further, there is significant evidence of financial harm done by the health insurance industry, through rampant premium increases and so-called "cost-sharing." Research by Himmelstein, MD, *et al* from Harvard indicates that medical debt contributed to 62.1% of personal bankruptcies in 2007, and that three quarters of those individuals had health insurance ("Medical Bankruptcy in the United States, 2007: Results of a National Study," The American Journal of Medicine, Vol xx, No x, 2009).

Finally, we do not agree with Mr. Rollock's second premise that "the essential objectives of the Proposal already have been substantially implemented." Frankly, we see no indication of this.

Your attention is greatly appreciated as you formulate your decision regarding the legitimacy of our proposal.

Sincerely,



Sandra M. Fox

Cc: Rev. Dr. Johanna W.H.van Wijk-Bos; Phillip Rollock

Attachment: Copy of Shareholder Proposal

PROPOSAL OF SHAREHOLDER'S RESOLUTION TO TIAA-CREF

RE: CREF-SOCIAL CHOICE HOLDINGS IN HEALTH INSURANCE COMPANIES

Whereas, we and many other TIAA-CREF participants with holdings in CREF-Social Choice believe that these funds should be invested in socially responsible companies that do not routinely harm individuals and are "managed in an exemplary and ethical manner" (the latter is one of five social criteria listed in the TIAA-CREF Summary Prospectus as factors guiding fund inclusion);

Whereas the inclusion of Aetna, CIGNA, Coventry Health Care, Humana, and Wellpoint violates these expectations;

Whereas, there is ample evidence that the health insurance industry in this country routinely harms individuals and is rife with unethical behavior, as documented by Linda Peeno, M.D., who as a former medical reviewer testified about the harmful and unethical practices of the health insurance industry in 1996 and again on September 16, 2009, before the Oversight and Government Reform Committee;

Whereas, additional testimony has been provided by Wendell Potter, a former executive at both Humana and CIGNA, who wrote about the practices of these companies in his 2010 book *Deadly Spin: An Insurance Company Insider Speaks Out on How Corporate PR is Killing Health Care and Deceiving Americans*;

Whereas, Potter left CIGNA in 2008 after 20 years in the industry and testified to a U.S. Senate Commerce, Science, and Transportation Committee on June 24, 2009 that "insurance companies make promises they have no intention of keeping...flout regulations designed to protect consumers... make it nearly impossible to understand—or even obtain—information needed by consumers... routinely cancel the coverage of policy-holders who get sick, and ...'purge' small businesses when employees' medical claims exceed what underwriters expected (p. 11)";

Whereas, on June 17, 2009, health insurance executives from WellPoint, UnitedHealth Group, and Assurant testified before the U.S. House Subcommittee on Oversight and not only admitted to their company's practice of rescission , or cancelling people's insurance when they become very ill, but refused to stop the practice;

Whereas, health insurance companies make money by denying coverage, raising premiums, and increasing out-of-pocket costs, and spend 15-30% of the healthcare dollar on administrative overhead (including profit, exorbitant executive salaries, and marketing costs) compared to less than 2% for traditional Medicare;

Whereas, these practices result in spiraling healthcare costs, worsening health, premature loss of life, and bankruptcy for countless Americans;

Whereas, given the injustices perpetrated by this industry, it is no surprise that a majority of Americans support a Medicare for All system (Kaiser Health Tracking Poll, July 2009);

Whereas, a single-payer, Improved Medicare for All system would provide excellent coverage to all by taking the private health insurance companies out of the equation and putting the needs of patients before profit;

THEREFORE BE IT RESOLVED that the participants request that TIAA-CREF exclude health insurance companies from the portfolio fund of CREF-Social Choice, in accordance with reasonable expectations for socially responsible investing.

Submitted by:



Sandra M. Fox

Johanna W.H.van Wijk-Bos





Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
Tel: (212) 916-4218
Fax: (212) 916-6524
prollock@tiaa-cref.org

April 22, 2013

VIA HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: College Retirement Equities Fund – 2013 Annual Meeting
Omission of Shareholder Proposal of Sandra M. Fox *et al.*

Dear Mr. Kotapish:

This letter responds to the submission to you from Sandra M. Fox dated March 27, 2013 (the "Submission") concerning our request dated March 22, 2013 to omit from CREF's 2013 Proxy Materials a proposal for shareholder action, together with a supporting statement, on the following resolution (the "Proposal"):

> THEREFORE BE IT RESOLVED that the participants request that TIAA-CREF exclude health insurance companies from the portfolio fund of CREF-Social Choice, in accordance with reasonable expectations for socially responsible investing.

We respectfully disagree with the Submission and believe the Proposal is properly excludable for the reasons stated in our March 22 letter. In addition, we have the following specific responses to the Submission that we ask the staff to consider in responding to our request.

I. The Submission Misunderstands the "Ordinary Business" Exclusion and the Related "Significant Social Policy" Argument

We note the Submission does not address our first argument relating to the ordinary business exclusion of Rule 14a-8(i)(7) in detail other than to state "[c]ertain industries are already excluded from [the Account], such as tobacco, gambling, and alcohol." This is inaccurate. There are no categorical industry exclusions for the CREF Social Choice Account. The Account's prospectus states:

> The social and environmental impact of corporate activities related to the production and sale of alcohol, tobacco, military weapons, firearms, nuclear power and gambling products and services are quantified and incorporated into a company's overall ESG performance assessment. **While not automatically excluded from the MSCI ESG indices or the Account**, most companies involved in these industries are ineligible for inclusion in the MSCI ESG indices due to their poor overall ESG performance. (emphasis added).

In other words, issuers in the tobacco, gambling and alcohol industries tend to have poor overall environmental, social and governance ("ESG") performance and therefore become ineligible investments for the Account, but none of these issuers are automatically ineligible by virtue of their classification in a particular industry. Because the Account does not exclude any industry from investment, a shareholder proposal seeking a categorical exclusion (*e.g.*, health insurance companies) clearly deals with matters relating to the Account's ordinary business operations by seeking to subject fundamental management functions to inappropriate shareholder oversight and micro-management. The policy of the Account to not automatically exclude industries, but rather subject individual issuers to a rigorous ESG performance assessment, is a fundamental management function implemented in accordance with reasonable expectations for socially responsible investing. Permitting shareholders to micro-manage this management function by adopting a categorical industry exclusion clearly interferes with the ordinary business operations of an investment company such as CREF.

The Submission also challenges our assertion that the Proposal does not raise significant social policy issues that transcend the ordinary business exclusion. The Submission states "we take issue with the allegation that our proposal...does not raise 'social policy' issues. Certainly, the practices of health insurance companies, which significantly impact the lives of individuals and families, come under the category of 'social policy'." We agree that health insurance companies, and their impacts on individuals and families, are appropriately considered in the context of social policy-making. However, that does not mean the Proposal relates to a significant social policy issue that transcends the ordinary business exclusion. As explained in our March 22 letter, categorical divestment from all health insurance companies is not the type of widely-accepted significant social policy issue that would transcend the ordinary business exclusion. Where the staff has declined no-action requests seeking the exclusion of healthcare-related shareholder proposals, the proponents asked operating companies to adopt broad principles simply supporting healthcare reform, without requesting additional company action.[1] That is not the case here. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

II. The Submission Misunderstands the "Substantially Implemented" Argument

The Submission seemingly relies on a narrow reading of the "substantially implemented" exclusion, which would require precise execution of each literal term of a proposal. On the contrary, the exclusion requires only that the company has implemented the "essential objective" of the proposal, even where the company's actions do not fully comply with the specific dictates of the proposal.

The essential objective of the Proposal is divestment from companies that engage in unethical business practices in accordance with reasonable expectations for socially responsible investing. As more fully described in our March 22 letter, CREF fulfills this objective on an ongoing basis through the Account's robust ESG screen on its investments, as well as TIAA-CREF's corporate governance procedures for monitoring portfolio issuers, engaging them where appropriate and divesting in only extreme circumstances. As noted in our March 22 letter, certain health insurance companies have been excluded from the Account due, in part, to the types of concerns raised in the Proposal and Submission. The fact that the Proponent disagrees with the implementation of these policies as applied to all health insurance companies generally does not change the fact that the essential objective of the Proposal has been substantially implemented by the adoption of these policies. Accordingly, the Proposal is excludable under Rule 14a-8(i)(10).[2]

For these reasons, and the reasons set forth in our March 22 letter, we again respectfully request that the staff confirm it will not recommend enforcement action if CREF excludes the Proposal from its 2013 Proxy Materials.

---

1 *See, e.g.*, CBS Corp., SEC No-Action Letter (pub. avail. Mar. 30, 2009), Boeing Co., SEC No-Action Letter (pub. avail. Feb. 5, 2008) and United Technologies Corp., SEC No-Action Letter (pub. avail. Jan. 31, 2008) (denying exclusion of a proposal that asked the board of a company to adopt principles for healthcare reform). *Cf., e.g.*, Wyeth, SEC No-Action Letter (pub. avail. Feb. 25, 2008) and CVS Caremark Corp., SEC No-Action Letter (pub. avail. Jan. 31, 2008) (permitting exclusion of a proposal that asked the board of a company to both adopt principles for healthcare reform and to report annually on how it is implementing those principles). *See also* Int'l Business Machines Corp., SEC No-Action Letter (pub. avail. Dec. 17, 2008) (permitting exclusion of a proposal requiring a company to provide shareholders with information about employee health benefits and to join other companies in supporting a national health insurance system).

2 As stated in our March 22 letter, we believe the Proposal is also excludable under Rule 14a-8(i)(3) because the Proposal's supporting statement contains misleading statements. The Submission objects to this assertion, however, we stand by our argument for the reasons set forth in our March 22 letter.

Very truly yours,



Phillip T. Rollock
Senior Managing Director and
Corporate Secretary
College Retirement Equities Fund

cc: Sandra M. Fox
Jeffrey S. Puretz, Esq. Dechert LLP
Thomas C. Bogle, Esq. Dechert LLP
Adam T. Teufel, Esq. Dechert LLP

18119640